EXHIBIT 23(H)(2)
                              AMENDED AND RESTATED

SHAREHOLDER SERVICES AGREEMENT

 1. The parties to the Shareholder Services Agreement dated May 26, 1986, between Emerging Markets Growth Fund, Inc., a Maryland corporation (hereinafter called "the Fund") and American Funds Service Company, a California corporation (hereinafter called "AFS") hereby amend and restate the Agreement effective July 1, 1999. This amended and restated Agreement will continue in effect until amended or terminated in accordance with its terms.

 2. The Fund hereby employs AFS, and AFS hereby accepts such employment by the Fund, as its transfer agent. In such capacity AFS will provide the services of stock transfer agent, dividend disbursing agent, redemption agent, and such additional related services as the Fund may from time to time require.

 3. AFS has entered into an agreement with DST Systems, Inc. (hereinafter called "DST"), to provide AFS with electronic data processing services sufficient for the performance of the services referred to in paragraph 2.

 4. As of the effective date of the amended and restated Agreement, the services provided by AFS to the Fund are limited primarily to providing access to the DST System. For this reason, the only fees that shall be payable by the Fund to AFS shall be all fund-specific charges from third parties, including DST charges, NSCC transaction charges and similar out-of-pocket expenses, and postage and supplies used by AFS in providing the services under this Agreement.

 5. This Agreement may be amended at any time by mutual agreement of the parties, provided, however, that any change in the compensation provided for in paragraph 4 above must be approved by the affirmative vote of a majority of the members of the board of directors of the Fund, including a majority who are not "interested persons" within the meaning set forth in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

 6. This Agreement may be terminated on 180 days' written notice by either party. In the event of a termination of this Agreement, AFS and the Fund will each extend full cooperation in effecting a conversion to whatever successor shareholder service provider(s) the Fund may select, it being understood that all records relating to the Fund and its shareholders are property of the Fund.

 7. In the event of disagreement between the Fund and AFS, either party may elect to submit the question to arbitration; one arbitrator to be named by each party to the disagreement and a third arbitrator to be selected by the two arbitrators named by the original parties. The decision of a majority of the arbitrators shall be final and binding on all parties to the arbitration. The expenses of such arbitration shall be paid by the party electing to submit the question to arbitration.

 8. The obligations of the Fund under this Agreement are not binding upon any of the directors, officers, employees, agents or shareholders of the Fund individually, but bind only the Fund itself. AFS agrees to look solely to the assets of the Fund for the satisfaction of any liability of the Fund in respect to this Agreement and will not seek recourse against such directors, officers, employees, agents or shareholders, or any of them or their personal assets for such satisfaction.

AMERICAN FUNDS SERVICE COMPANY            EMERGING MARKETS GROWTH
                                          FUND, INC.
By   /s/ Tom J. Hamblin                   By  /s/ Roberta A. Conroy
 Tom J. Hamblin                           Roberta A. Conroy, Senior Vice
 Senior Vice President                    President and Secretary

By  /s/ Kenneth R. Gorvetzian             By  /s/Peter C. Kelly
 Kenneth R. Gorvetzian                    Peter C. Kelly
 Secretary                                Vice President